Tuesday, August 19, 2008

Contact:	Margaret K. Dorman
Chief Financial Officer
(281) 443-3370

SMITH INTERNATIONAL, INC. ANNOUNCES COMPLETION OF
EXCHANGE OFFER FOR W-H ENERGY, INC.
     HOUSTON, Texas (August 19, 2008)... Smith International, Inc. (“Smith”) (NYSE:SII) today announced the successful completion of the tender offer for the outstanding common shares of W-H Energy Services, Inc. (“W-H”) (NYSE:WHQ). The exchange offer expired at 12:00 midnight, Eastern time, on August 18, 2008 (the “expiration time”).
     Based on a preliminary count by the exchange agent for the offer, 27,922,720 shares of W-H common stock were tendered and not withdrawn as of the expiration time (the “tendered shares”). Additional shares were guaranteed to be delivered within the next three days which, if added to the tendered shares, would represent in excess of 90 percent of the total outstanding shares of W-H. The Company’s wholly-owned subsidiary has accepted, for payment and exchange, all shares that were validly tendered in accordance with the terms of the offer. Settlement of the exchange offer is expected to occur promptly and, in any event, no later than August 25, 2008.
     Smith intends to acquire all of the remaining outstanding W-H shares as soon as practicable by means of a short-form merger. Upon completion of the merger, the remaining outstanding shares of W-H common stock will be converted into the right to receive $56.10 in cash, without interest, and 0.48 shares of Smith common stock. Upon completion of the merger, W-H will become a wholly owned subsidiary of Smith and will no longer be traded on the NYSE.

     Smith is a leading supplier of premium products and services to the oil and gas exploration and production industry through its four principal business units - M-I SWACO, Smith Technologies, Smith Services and Wilson.
     W-H is a diversified oilfield services company that provides products and services used in connection with the drilling and completion of oil and natural gas wells and the production of oil and natural gas. W-H has operations in North America and select areas internationally.
     Certain comments contained herein are forward-looking in nature and are intended to constitute “forward-looking statements.” These forward-looking statements include, without limitation, statements regarding the completion of the merger, receipt of shares tendered pursuant to guaranteed delivery procedures and any other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. For a discussion of additional risks and uncertainties that could impact the companies’ results, review the Smith and W-H Annual Reports on Form 10-K for the year ended December 31, 2007 and other filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include the satisfaction of the conditions to consummate the proposed acquisition, changes in laws or regulations and other factors and uncertainties discussed from time to time in reports filed by the companies with the SEC.